UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☐	FORM 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERSIDE FOREST PRODUCTS LIMITED
(Registrant)

Date September 24, 2004	By:	/s/ “Michael E. Moore”
(Signature)

Michael E. Moore, CFO
(Name and Title of the Signing Officer)

The following attached document is filed under this Form 6-K:

EXHIBIT A:     News Release dated September 23, 2004

EXHIBIT A

RIVERSIDE FOREST PRODUCTS BOARD SAYS TOLKO’S
HOSTILE BID STILL INADEQUATE

Kelowna, British Columbia, September 23, 2004 — Riverside Forest Products Limited (TSX: RFP) responded today to Tolko’s announcement that it will amend the minimum tender condition of its offer to acquire all of the outstanding common shares of Riverside it does not already own at a price of C$29.00 per share.

Gordon W. Steele, Riverside Chairman, President and Chief Executive Officer, said: “In adjusting the terms of one of the many conditions to its offer, Tolko has done nothing to address the fundamental fact of the matter, which is that its offer is financially inadequate. We have been very pleased by the amount of interest we have received from a significant number of parties through the strategic review process and expect to be in a position to present Riverside shareholders with a compelling alternative to the Tolko bid in due course.”

As of the close of trading yesterday, September 22, 2004, Tolko was offering Riverside shareholders $5.50 per share, or 16%, less than the public market price of Riverside shares.

Riverside Forest Products Limited is the fourth largest lumber producer in British Columbia with over 1.0 Bbf of annual capacity and an annual allowable cut of 3.1 million cubic metres. The company is also the second largest plywood and veneer producer in Canada.

Media Contact:	Longview Communications Josh Pekarsky (604) 694-6030	David Ryan (604) 694-6031

Investor Contact:	Michael E. Moore, CFO Riverside Forest Products Limited (250) 861-6904